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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 24)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

 ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                  87927W10
       (Title of class of securities)                      (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                NOVEMBER 11, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
..

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-----------------------------------------------------------------------                ---------------------------------------------
CUSIP No.  87927W10                                                          13D                                     Page 2 of 6
-----------------------------------------------------------------------                ---------------------------------------------
----------------------------     -------------------------------------------------------- ------------------------------------------
             1                   NAME OF REPORTING PERSON                                 PIRELLI & C. S.p.A.
                                 I.R.S. IDENTIFICATION NO. Not Applicable OF
                                 ABOVE PERSON
----------------------------     --------------------------------------------------------------------------------------------- -----
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [X]
                                                                                                                   (b) [ ]
----------------------------     --------------------------------------------------------------------------------------------- -----
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------- ----------------------
             4                   SOURCE OF FUNDS:                                                             BK, WC
----------------------------     ---------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                               [ ]
----------------------------     ---------------------------------------------------------------------------- ----------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Italy
---------------------------- --- ----------------------     ------------------------------------------------- ----------------------
                                           7                SOLE VOTING POWER:                                    0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                           8                SHARED VOTING POWER:                             1,457,015,823
                                                                                                             (See Item 5)
----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                           9                SOLE DISPOSITIVE POWER:                                 0

----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                          10                SHARED DISPOSITIVE POWER:                          1,457,015,823
                                                                                                               (See Item 5)
----------------------------
                                 ---------------------------------------------------------------------------- ----------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                       1,457,015,823
                                                                                                                (See Item 5)
                                 ---------------------------------------------------------------------------- ----------------------
----------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                    [ ]
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   14.16%
                                                                                                                    (See Item 5)
----------------------------     --------------------------------------------------------------- -----------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO



                                       2

-----------------------------------------------------------------------                ---------------------------------------------
CUSIP No.  87927W10                                                          13D                                    Page 3 of 6
-----------------------------------------------------------------------                ---------------------------------------------

----------------------------     -------------------------------------------------------- ------------------------------------------
             1                   NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                                 I.R.S. IDENTIFICATION NO. Not Applicable OF
                                 ABOVE PERSON
----------------------------     --------------------------------------------------------------------------------------------- -----
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                                  (b) [ ]
----------------------------     --------------------------------------------------------------------------------------------- -----
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------- ----------------------
             4                   SOURCE OF FUNDS:                                                             WC
----------------------------     ---------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                              [ ]
----------------------------     ---------------------------------------------------------------------------- ----------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                           Italy
---------------------------- --- ----------------------     ------------------------------------------------- ----------------------
                                           7                SOLE VOTING POWER:                                     0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                           8                SHARED VOTING POWER:                                See Item 5

----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                           9                SOLE DISPOSITIVE POWER:                                 0

----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                          10                SHARED DISPOSITIVE POWER:                           See Item 5

----------------------------
                                 ---------------------------------------------------------------------------- ----------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                       See Item 5
                                 ---------------------------------------------------------------------------- ----------------------
----------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES :
                                 CERTAIN SHARES                                                                    [ ]
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                             See Item 5
----------------------------     --------------------------------------------------------------- -----------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO



           This Amendment No. 24 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 4.  PURPOSE OF TRANSACTIONS
         -----------------------

           On November 11, 2003, Olimpia announced that it had convened a meeting of its board of directors to be held on November 13, 2003 for the purpose of considering and approving an increase in Olimpia's capital of up to euro 800 million, of which euro 700 million is intended to be used to purchase Telecom Italia Shares. A copy of a press release issued by Olimpia concerning the capital increase and the proposed acquisition of Telecom Italia Shares is filed as Exhibit 56. Information concerning the number of Telecom Italia Shares to be purchased by Olimpia (and the percentage of the total number of Telecom Italia Shares represented thereby) will be filed by amendment in the event that the proposed transaction is effected.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

56. Press release of Olimpia, dated as of November 11, 2003.

                                  EXHIBIT INDEX

Exhibit No.
-----------

       56. Press release of Olimpia, dated as of November 11, 2003.

                                   SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:      November 12, 2003

                               PIRELLI & C. S.p.A.


                               By:    /s/ Giovanna Magrini
                                   --------------------------------------------
                                   Name: Giovanna Magrini
                                   Title: Attorney-in-fact


                               OLIMPIA S.p.A.


                               By:    /s/ Luciano Gobbi
                                   --------------------------------------------
                                    Name: Luciano Gobbi
                                    Title:     Director and Attorney-in-fact